EXHIBIT 21.1

BEIJING JADEBIRD IT EDUCATION COMPANY, LIMITED

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Prosperity Holdings Limited	Cayman Islands
Beijing Jade Bird Educational Information Technology Co., Ltd.	China
Beijing Aptech Beida Jade Bird Information Technology Co., Ltd.	China
Shanghai Aptech Beida Jade Bird Information Technology Co., Ltd.	China
Chengdu Jade Bird Information Technology Education Development Co., Ltd.	China
Chongqing Qinghui Computer Technology Consultancy Co., Ltd.	China
Chongqing Qingpeng Science and Technology Development Co., Ltd.	China
Guangzhou Qingda Educational Information Consultancy Co., Ltd.	China
Kunming Jin Niao Educational Information Consultancy Co., Ltd.	China
Yantai Jade Bird Computer Information Consultancy Co., Ltd.	China
Wanquanzhice Information Technology Co., Ltd.	China